April 25, 2011

Ms. Stacy L. Fuller, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street, NW
Washington, DC 20006-1600

RE: FQF Trust
Registration Statement File Nos. 333-173167 and 811-22540

Dear Ms. Fuller:

We have reviewed the registration statement of Form N-1A for the FQF Trust, filed with the Securities and Exchange Commission on March 30, 2011 to register seven exchange-traded funds (each a "Fund" and collectively the "Funds") under the Investment Company Act of 1940 and to register their shares under the Securities Act of 1933. We have the following comments:

## PROSPECTUS

### Fund Summaries

1. Please explain to us why "Market Neutral" is appropriate in each Fund's name. In your response, please discuss whether the beta of each Fund will approximate zero.

2. Please remove references to the Ticker and Stock Exchange below the name of each Fund in the Fund Summaries. This information is already included on the cover page, and it is not required or permitted disclosure within Items 2 through 8 of Form N-1A.

### Fees and Expenses of the Fund

3. Please remove footnote 2 to the Fee Table for each Fund as it is not required or permitted disclosure within Items 2 through 8 of Form N-1A. This disclosure may be included elsewhere in the prospectus.

4. Please confirm that the term of the waiver agreement is at least one year from the effective date of the registration statement. In addition, please file the waiver agreement as an exhibit to the registration statement.

5. Please confirm that none of the Funds have acquired fund fees and expenses.

6. Please file the Authorized Participation Agreement as an exhibit to the registration statement.

**Principal Investment Strategies**

7. We believe that using the term "Target Index" for each Fund's respective underlying index may be confusing. In order to differentiate between each underlying index, please use a specific term for each one. For example, the term used for the underlying index of the QuantShares U.S. Market Neutral Momentum Factor Fund could be the "Momentum Target Index."

8. For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, "The Target Index ranks, subject to liquidity constraints, the top 1,000 securities by market capitalization…" Please discuss the meaning of "subject to liquidity constraints." (This comment applies to all Funds).

9. For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, "The Fund seeks to track the performance of the U.S. Market Neutral Momentum Factor Index by investing at least 80% of its total assets in the securities, including short positions, in the Target Index." Please state the types of securities in which the Fund will invest (e.g., common stock). Each of the Funds has similar language, and this comment applies to all Funds.

10. For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, "For purposes of [its] 80% policy, cash proceeds received from short sales are not included in total assets." Please provide to us a numerical example of the Fund's 80% policy calculation using a hypothetical portfolio that includes long and short positions. In addition, please explain why cash proceeds received from short sales is excluded from total assets. As the Investment Company Names release states, the 80% investment requirement will be based on an investment company's net assets plus any borrowings for investment purposes. (See Release No. IC-24828, January 17, 2001). (This comment applies to all Funds).

11. For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, "Price momentum is one attribute of equity securities that can drive their returns." Please add, "The adviser believes that" to the beginning of the above quoted sentence. (This comment applies to similar disclosure for the other Funds).

12. For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, "The Target Index identifies (i) as equal-weighted long positions (approximately) the top 200 securities in the universe with respect to the price momentum factor and (ii) as equal-weighted short positions (approximately) the bottom 200 securities in the universe with respect to the price momentum factor."

Please make clear that the Fund will be long in the top 200 securities and short in the bottom 200 securities in the universe. (This comment applies to all Funds).

13. For the QuantShares U.S. Market Neutral Momentum Factor Fund, please define "price momentum." In addition, please discuss how price momentum is measured. This comment also applies to the QuantShares U.S. Market Neutral Anti-Momentum Factor Fund.

14. For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, "The Target Index, which is compiled by Dow Jones Indexes, is equal-weighted and sector-neutral. If the value of short positions in the Target Index exceeds the value of the long positions by a certain percentage, the Target Index will reset the weightings of the index back to equal weights." Please discuss what is meant by the Target Index being "sector-neutral." In addition, please disclose how often indexes are rebalanced and the percentage which would cause an index to be reset back to equal weights. (This comment applies to all Funds).

15. For the QuantShares U.S. Market Neutral Momentum Factor Fund, the disclosure states, "Such instruments may include long and short securities positions not in the Target Index, derivatives, including equity swap agreements based on the Target Index, financial instruments (including futures contracts, options on securities, and other swap agreements) and money market instruments." Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). (This comment applies to all Funds).

16. For the QuantShares U.S. Market Neutral Momentum Factor Fund, the Summary section does not include the disclosure required by Item 8 of Form N-1A. Please include this information or explain why it is omitted. (This comment applies to all Funds).

17. For the QuantShares U.S. Market Neutral Value Factor Fund, the disclosure states, "A stock's value ranking will be determined by an equally weighted combination of the following ratios: expected earnings over the next twelve months to price; cash flow over the last twelve months to price; and most recent book value to price." Please discuss the values of the ratios that would determine a higher ranking and those that would determine a lower ranking.

18. For the QuantShares U.S. Market Neutral Value Factor Fund, under the heading "Principal Investment Risks," the disclosure states, "Value factor investing entails

investing in securities that have below-average valuations based on ratios such as price to earnings or price to book and shorting securities that have above-average valuations based on the same ratios." This statement appears to explain the Fund's investment strategy. Please include this statement under the heading "Principal Investment Strategies."

19. For the QuantShares U.S. Market Neutral Beta Factor Fund, under the heading "Principal Investment Risks," the disclosure states, "Beta factor investing entails investing in securities that have above-average betas and shorting securities that have below-average betas. Beta measures the relative volatility of the value of a security compared with that of a market index; beta is calculated using historical market index data." This disclosure appears to explain the Fund's investment strategy. Please include this disclosure under the heading "Principal Investment Strategies." Please make similar disclosures for the QuantShares U.S. Market Neutral Anti-Beta Factor Fund.

20. For the QuantShares U.S. Market Neutral Small Size Factor Fund, please make clear which securities will be shorted. In addition, given the name of the Fund, please explain how the Fund will meet Rule 35d-1 under the 1940 Act of investing at least 80% of its net assets plus any borrowings in small size companies.

21. For the QuantShares U.S. Market Neutral Small Size Factor Fund, under the heading "Principal Investment Risks," the disclosure states, "Size factor investing entails investing in securities that have below-average market capitalizations and shorting securities that have above-average market capitalizations…" This disclosure appears to explain the Fund's investment strategy. Please include this disclosure under the heading "Principal Investment Strategies."

22. For the QuantShares U.S. Market Neutral Quality Factor Fund, under the heading "Principal Investment Risks," the disclosure states, "Quality factor investing entails investing in securities that have above-average quality characteristics and shorting securities that have below-average quality characteristics as defined by return on equity and the debt-to-equity ratio." This disclosure appears to explain the Fund's investment strategy. Please include this disclosure under the heading "Principal Investment Strategies." In addition, please disclose what it means to have above-average quality characteristics (i.e., above-average return on equity and below-average debt-to-equity ratio).

**Management**

23. Under the heading, "Length of Service," please include the month and year of each Fund's inception date.

## More Information about the Funds

24. As required by Item 9 of Form N-1A, please include the investment objective of each Fund and, if applicable, state that those objectives may be changed without shareholder approval.

## More Information About Fees and Expenses

25. Please remove the additional fee tables starting on page 29. We believe that these additional fee tables are potentially misleading to shareholders.

## Investment Advisor

26. Adjacent to the disclosure describing the compensation of the investment adviser, please include a statement that a discussion regarding the basis for the board of directors approving any investment advisory contract of each Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report.

## STATEMENT OF ADDITIONAL INFORMATION

## Name Policies

27. Under this heading, the disclosure states, "The Funds have adopted non-fundamental investment policies obligating them to directly invest at least 80% of their assets in the component securities of their target index *and, in certain instances, financial instruments with similar economic characteristics*" (emphasis mine). The italicized phrase appears to be inconsistent with the Funds' 80% policies as disclosed in the prospectus. Please remove the italicized phrase.

## GENERAL

28. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

29. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement. In addition, please advise us if you have met the applicable listing standards.

30. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter

and briefly state the basis for your position.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

31. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,


Laura E. Hatch
Staff Accountant